CHANGE IN INDEPENDENT
  ACCOUNTANT


  On August 27, 1999, McGladrey & Pullen, LLP
  ("McGladrey") resigned as independent auditors of the Fund pursuant to an agreement by PricewaterhouseCoopers LLP ("PwC") to acquire
  McGladrey's investment company practice.  The
  McGladrey partners and professionals serving the Fund at the time of the acquisition joined PwC.

  The reports of McGladrey on the financial statements of the Fund during the past two fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

  In connection with its audits for the two most recent fiscal years and through August 27, 1999, there were no disagreements with McGladrey on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of disagreement in connection with its report.

  On September 1, 1999, and October 25, 1999, the
  Fund, with the approval of its Board of Trustees and its Audit Committee, engaged PwC as its independent auditors.